Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: May 4, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Q2 2005 results

EPCOS

Interim Report

2nd Quarter 2005

just everywhere ...

EPCOS AG

Interim Report of EPCOS AG at March 31, 2005

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q2 2005:

Slack demand, special effects strain earnings

➢ Sales of EUR 297 million down 13% year on year, up 3% sequentially

➢ EBIT of minus EUR 27 million (plus EUR 14 million in previous year)

➢ Sales in second half of fiscal 2005 expected to rise against first half

New orders and sales

Slack demand since the beginning of fiscal 2005 scarcely improved in the second quarter (January 1 to March 31, 2005). Against this adverse background, business development continued to suffer from severe price erosion, to which the continuing weakness of the US dollar also contributed. In addition, a seasonal decline in business with the mobile phone and entertainment electronics industries particularly impacted SAW Components, the most profitable business segment.

Comparison with Q2 2004

New orders of EUR 292 million in the second quarter of fiscal 2005 fell 24% year on year from EUR 385 million. This decline affected all industries and regions.

Sales fell 13% over the same period from EUR 340 million to EUR 297 million. In sales by industries, the decline was most pronounced in mobile phones and entertainment electronics. This trend could not be compensated by the slight increase in demand for components for automotive electronics. In regional terms, sales fell over the previous year’s figures in all markets and most steeply in Asia.

Comparison with Q1 2005

A somewhat more positive picture emerges for the trend in business since the previous quarter: slight growth in both new orders and sales was posted in Q2 2005.

New orders thus rose 2% from EUR 287 million to EUR 292 million. This growth resulted almost entirely from a further increase in orders from components distributors, who report that inventory adjustments have now been extensively completed. The trend in new orders from other industries was more or less stable. In regional terms, the order intake recovered most vigorously in Asia, followed by NAFTA. New orders from Germany and the rest of Europe, on the other hand, declined.

Sales rose 3% from EUR 289 million to EUR 297 million. This trend was mainly driven by growth in distribution and in automotive and industrial electronics. This more than compensated for the seasonal decline in sales of products for mobile radio and entertainment electronics. In regional terms, the trend in sales was particularly positive in Germany.

EPCOS AG

Earnings (in comparison with previous year)

Earnings before interest and tax (EBIT) were negative at EUR 27 million in Q2 2005 against a positive figure of EUR 14 million a year earlier. Apart from the EUR 43 million decline in sales, major reasons for this were expenses of EUR 5 million for the final closure of the ferrites plant in Bordeaux, which were higher than originally planned, and the resulting impairment of goodwill in the Ferrites Division amounting to about EUR 12 million, which had been made necessary by the deterioration in earnings. Earnings were also burdened by the cost of ramping up production of new products, the more unfavorable product mix, and persistent severe price erosion.

As the trend in business and earnings lags behind expectations, the recoverability of deferred tax assets resulting from loss carryfowards from recent years in particular had to be reviewed. At the level of individual group companies, this resulted in longer recoverability periods than previously assumed for these assets. This was taken into account by a valuation allowance for deferred tax assets, resulting in a charge of about EUR 25 million against earnings after tax. Earnings after tax for Q2 2005 were thus negative at EUR 49 million against a positive figure of EUR 11 million one year earlier.

Earnings per share for Q2 2005 were negative at 74 eurocents against a positive figure of 17 eurocents a year ago.

Business segments (in comparison with previous year)

In the Capacitors segment, Q2 sales fell 9% year on year from EUR 89 million to EUR 81 million. Tantalum capacitor business in particular was considerably weaker, and sales, especially to the mobile phones industry and distributors, were affected. In film capacitors, sales fell as demand in consumer electronics and lighting declined. The sales trend in aluminum electrolytic capacitors was more or less stable, and the decline in consumer electronics was compensated by a significant rise in demand from automotive electronics.

EBIT in Capacitors was negative at EUR 9 million against a negative figure of EUR 4 million a year ago. Earnings were strained by a decline in volume against the previous year and high startup costs for volume production of the new tantalum polymer capacitors.

Sales in the Ceramic Components segment fell 7% from EUR 93 million to EUR 87 million in the period under review. The main reason for this decline was very slack demand for ceramic capacitors and voltage-dependent resistors (varistors) in all industries. Sales of sensors and sensor systems were more or less stable. Sales of piezo actuators for automotive diesel injection systems kept rising in Q2 2005.

In Ceramic Components, EBIT fell to a negative figure of EUR 4 million against the previous year’s positive figure of EUR 4 million. A decline in volume against the previous year and low yields in ramping up production of new piezo actuators were the reasons for this. But here distinct improvements have been achieved in recent weeks.

The Surface Acoustic Wave Components (SAW) segment was confronted with considerably slacker demand and severe price erosion in mobile radio and entertainment electronics products during Q2 2005. Sales for the quarter thus fell 24% year on year from EUR 112 million to EUR 85 million.

Despite the severe decline in sales, SAW Components posted positive earnings of EUR 4 million for the quarter against a positive figure of EUR 15 million in Q2 2004.

Second-quarter sales of EUR 44 million in the Ferrites and Inductors segment were 4% down on the EUR 46 million posted in Q2 2004.

EBIT in Ferrites and Inductors was negative at EUR 18 million against a negative figure of EUR 1 million in the previous year. This figure includes the one-time expenses mentioned amounting to about EUR 17 million.

EPCOS AG

First half of fiscal 2005

New orders totaling EUR 579 million for the first half of fiscal 2005 (October 1, 2004, to March 31, 2005) were 23% down on the previous year’s figure of EUR 753 million. Sales of EUR 586 million for the first six months were 13% lower than the EUR 671 million posted for the same period of the previous year.

As a result of the loss sustained during Q2 2005, EBIT for the entire first half of fiscal 2005 was negative at EUR 26 million against a positive figure of EUR 27 million for the first half of 2004.

Capital expenditure for the first half of fiscal 2005 amounted to EUR 83 million against EUR 36 million for the same period of the previous year and thus exceeded depreciation of EUR 74 million (without impairment of goodwill). The high increase over the first half of fiscal 2004 can basically be attributed to ramping up production capacity for new piezo projects and tantalum polymer capacitors.

Net cash flow for the first half of fiscal 2005 was negative at EUR 69 million against a positive figure of EUR 10 million for the same period of the previous year. Apart from the loss sustained, major reasons for this were a rise in net current assets against the previous year and capital expenditure that exceeded depreciation in the first half of fiscal 2005.

Outlook

The slight growth in new orders and sales for Q2 2005 against the previous quarter points to stabilization of business development. However, against the background of downward adjustment of growth forecasts worldwide, there are still no signs of any significant and sustained recovery in business.

Despite persistent difficulties in the business environment, EPCOS assumes that as production of new products continues to ramp up, sales in the second half of fiscal 2005 will top those of the first half.

For the current, third quarter of fiscal 2005, EPCOS expects sales to rise slightly against the previous quarter.

EPCOS is doing its utmost for positive EBIT in fiscal 2005 but, in view of the continuing slack trend in new orders and the negative surprise in Ferrites, can no longer rule out a slight loss.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2004.

Further dates

Results for the third quarter of fiscal 2005 will be published on August 4, 2005. Results for the fourth quarter and for fiscal 2004 as a whole will be published at the Annual Press Conference on November 17, 2005.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 6 months ended March 31, 2005 and 2004

(EUR thousand, except per share data)

	2nd Quarter		6 Months ended
	2005	2004	2005	2004
Net sales
Third parties	252,709	287,733	495,379	562,331
Related parties	44,850	52,367	90,838	108,587

Total net sales	297,559	340,100	586,217	670,918
Cost of goods sold	(262,017)	(272,845)	(500,928)	(536,034)

Gross profit	35,542	67,255	85,289	134,884

Research and development expenses	(17,897)	(17,741)	(33,016)	(35,599)
Marketing and selling expenses	(27,578)	(30,680)	(55,256)	(60,579)
General and administrative expenses	(4,586)	(4,287)	(7,475)	(8,134)

	(50,061)	(52,708)	(95,747)	(104,312)

Operating income	(14,519)	14,547	(10,458)	30,572
Interest income	872	941	1,310	1,845
Interest expense	(2,515)	(2,860)	(4,919)	(5,412)
Foreign exchange losses, net	(1,719)	(1,119)	(4,308)	(5,406)
Impairment on goodwill	(11,800)	—	(11,800)	—
Other income, net	1,321	902	1,199	1,516
Share of net income of unconsolidated affiliates	(216)	(107)	(148)	(107)

Income before income taxes and minority interest	(28,576)	12,304	(29,124)	23,008
Provision for income taxes	(20,036)	(1,378)	(19,895)	(2,314)
Minority interest	(58)	(37)	(99)	(97)

Net (loss) income	(48,670)	10,889	(49,118)	20,597

Basic earnings per share	(0.74)	0.17	(0.75)	0.32
Diluted earnings per share	(0.74)	0.16	(0.75)	0.30

Reconciliation of Net (loss) income to EBIT
Net (loss) income	(48,670)	10,889	(49,118)	20,597
Minority interest	(58)	(37)	(99)	(97)
Provision for income taxes	(20,036)	(1,378)	(19,895)	(2,314)
(Loss) income before income taxes and minority interest	(28,576)	12,304	(29,124)	23,008
Interest expense, net	(1,643)	(1,919)	(3,609)	(3,567)

EBIT	(26,933)	14,223	(25,515)	26,575

See accompanying notes to unaudited consolidated interim financial statements.	7
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of March 31, 2005 and September 30, 2004

(EUR thousand, except share data)

	March 31, 2005	Sep. 30, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	153,122	238,386
Accounts receivable, net	183,178	212,078
Inventories, net	251,759	240,996
Prepaid expenses and other current assets	59,185	47,540
Deferred income taxes	7,501	9,366

Total current assets	654,745	748,366

Property, plant and equipment, net	615,600	604,406
Intangible assets, net	19,287	34,195
Deferred income taxes	52,287	72,561
Other assets	29,130	26,684

Total assets	1,371,049	1,486,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	123,742	159,941
Accrued expenses and other current liabilities	123,928	140,834
Short-term borrowings	92,402	103,001
Current portion of long-term debt	22,937	24,778
Deferred income taxes	6,043	5,847

Total current liabilities	369,052	434,401

Long-term debt, excluding current installments	189,079	192,745
Pension liabilities	131,165	126,567
Deferred income taxes	12,271	12,908
Other liabilities	39,666	39,322
Minority interest	566	705

Total liabilities	741,799	806,648

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at March 31, 2005 and at September 30, 2004	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	357,392	406,510
Accumulated other comprehensive loss	(48,275)	(47,079)

Total shareholders’ equity	629,250	679,564

Total liabilities and shareholders’ equity	1,371,049	1,486,212

See accompanying notes to unaudited consolidated interim financial statements.	8
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 6 months ended March 31, 2005

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total share- holders’ equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net Loss	—	—	(49,118)	—	—	(49,118)
Currency translation adjustment	—	—	—	(2,484)	—	(2,484)
Cash flow hedges (net of tax of 67)	—	—	—	(200)	—	(200)
Reclassification of losses to net income (net of tax of 182)	—	—	—	546	—	546
Unrealized gains on securities (net of tax of 113)	—	—	—	942	—	942

Total comprehensive Loss						(50,314)

Balances as of March 31, 2005	65,300	254,833	357,392	(48,275)	—	629,250

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 6 months ended March 31, 2004

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total share- holders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	20,597	—	—	20,597
Currency translation adjustment	—	—	—	(4,067)	—	(4,067)
Cash flow hedges (net of tax of 285)	—	—	—	554	—	554
Reclassification of losses to net income (net of tax of 193)	—	—	—	375	—	375
Unrealized gains on securities (net of tax of 96)	—	—	—	428	—	428

Total comprehensive Income						17,887
Sale of treasury shares	—	(392)	—	—	878	486

Balances as of March 31, 2004	65,300	254,833	377,879	(40,963)	—	657,049

See accompanying notes to unaudited consolidated interim financial statements.	9
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 6 months ended March 31, 2005 and 2004

(EUR thousand)

	6 Months ended
	2005	2004
Cash flows from operating activities
Net (loss)/income	(49,118)	20,597
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	74,122	75,439
Impairment on goodwill	11,800	—
Provision for doubtful accounts	(5)	560
Gain on sale of property, plant and equipment	(177)	(356)
Deferred income tax	21,296	(7,091)
Share of net income of unconsolidated affiliates	148	107
Minority interest	99	97
Changes in assets and liabilities, excluding effects of acquisitions
Increase in inventories	(12,204)	(15,896)
Decrease/(Increase) in accounts receivable	27,864	(18,445)
Increase in prepaid expenses and other current assets	(12,884)	(6,404)
Decrease in accounts payable	(34,661)	(5,105)
Increase in other liabilities	324	724
Decrease in accrued expenses and other current liabilities	(17,120)	(3,729)
Increase in pension liabilities	4,702	4,873
Decrease/(Increase) in other assets	534	(728)

Net cash provided by operating activities	14,720	44,643

Cash flows from investing activities
Capital expenditures	(82,491)	(36,379)
Proceeds from sale of equipment	549	1,552
Investment securities	—	(25,000)
Investments in associated and unconsolidated companies	(2,110)	—

Net cash used in investing activities	(84,052)	(59,827)

Cash flows from financing activities
(Net decrease)/increase in short-term borrowings	(8,428)	6,635
Proceeds from borrowing of long-term debt	7,373	2,050
Principal payments under capital leasing obligations	(8)	(583)
Principal payments on long-term debt	(13,074)	(5,576)
Sale of treasury shares	—	486

Net cash provided by (used in) financing activities	(14,137)	3,012

Effect of exchange rate changes on cash	(1,795)	(1,409)
Decrease in cash and cash equivalents	(85,264)	(13,581)
Cash and cash equivalents at beginning of fiscal year	238,386	195,797

Cash and cash equivalents at end of period	153,122	182,216

See accompanying notes to unaudited consolidated interim financial statements.	10
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and six-month periods ended March 31, 2005, and 2004 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004 included in the Company’s Annual Report for 2004.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS 123R is effective as of the beginning of the first fiscal year that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. EPCOS is currently determining the impact of the adoption of SFAS 123R on the Company’s consolidated financial statements.

Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans.

Stock option plans, which in the event of extraordinary, unforeseen developments, the Supervisory Board and Management Board are authorized to introduce a cap on possible gains from stock options are reported with their intrinsic value for pro forma calculation because a fair value cannot be determined.

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

11
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

for the 3 months and 6 months ended March 31, 2005 and 2004

(EUR thousand, except share data)

	2nd Quarter		6 Months ended
	2005	2004	2005	2004
Net (loss) income
As reported	(48,670)	10,889	(49,118)	20,597
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(430)	(1,080)	(1,360)	(2,823)
Pro forma	(49,100)	9,809	(50,478)	17,774

Basic (loss) earnings per share
As reported	(0.74)	0.17	(0.75)	0.32
Pro forma	(0.75)	0.15	(0.77)	0.27

Diluted (loss) earnings per share
As reported	(0.74)	0.16	(0.75)	0.30
Pro forma	(0.75)	0.14	(0.77)	0.26

2. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2005 and 2004 used to compute pro forma net (loss) income disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2005 and 2004:

AVERAGE VALUES OF STOCK OPTIONS

for the 6 months ended March 31, 2005 and 2004

	6 Months ended
	2005	2004
Risk-free interest rate	3.16%	4.13%
Expected life of options (in years)	5	5
Expected volatility	43.4%	41%
Expected dividend yield (in percentage)	1.82%	1.24%

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2004	2,182,250	45.43

Granted	340,000	13.74
Exercised	—	—
Forfeited	16,000	22.87

Balance as of March 31, 2005	2,506,250	41.28

12
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Inventories, net

INVENTORIES, NET

(EUR thousand)

	March 31, 2005	Sep. 30, 2004
Raw materials and supplies	65,285	62,496
Work in process	68,310	72,224
Finished products	118,164	106,276

Total inventories, net	251,759	240,996

Total inventories as of March 31, 2005 and September 30, 2004, are net of valuation allowances of EUR 25.384 million and EUR 28.038 million, respectively.

4. Goodwill and Intangible Assets

An amount of EUR 11.8 million in goodwill was impaired for Ferrites and Inductors in the six months ended March 31, 2005.

The carrying amount of goodwill as of March 31, 2005, is as follows:

GOODWILL

(EUR thousand)

	March 31, 2005	Sep. 30, 2004
Capacitors	1,854	1,865
Ceramic Components	4,086	4,097
SAW Components	277	291
Ferrites and Inductors	2,051	13,835

Consolidated total	8,268	20,088

Included in the Consolidated Balance Sheets as of March 31, 2005 and September 30, 2004 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	March 31, 2005		Sep. 30, 2004
	Gross	Net	Gross	Net
Patents, licenses and similar rights	39,690	8,689	39,596	11,550
Customer lists	3,200	1,866	3,200	2,026
Other	992	464	960	531

Total intangible assets (finite lives)	43,882	11,019	43,756	14,107

13
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Amortization related to intangible assets (finite lives) amounted to EUR 1.481 million for the three-month period ended March 31, 2005 and EUR 3.243 million for the six-month period ended March 31, 2005 (EUR 1.784 million for the three-month period ended March 31, 2004 and EUR 3.423 million for the six-month period ended March 31, 2004). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first six months of fiscal year 2005. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

fiscal years

(EUR thousand)

2005	5,823
2006	2,634
2007	2,152
2008	1,055
2009	780

5. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2004:	7,946
Increase in accruals related to warranties issued during reporting (+)	1,138
Increase in accruals related to preexisting warranties (+)	—
Utilization of accruals/reduction in liabilities (-)	(1,236)
Non-utilization of accruals/liabilities (-)	(3,317)
Foreign exchange translation adjustment	10

Accrual as of March 31, 2005	4,541

6. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

14
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month and six-months periods ended March 31, 2005 and 2004:

EARNINGS (LOSS) PER SHARE

for the 2nd quarter and 6 months ended March 31, 2005 and 2004

(EUR thousand, except share data)

	2nd Quarter		6 Months ended
	2005	2004	2005	2004
Net (loss)/income - basic	(48,670)	10,889	(49,118)	20,597
Interest expense on convertible bonds (net of tax)	—	529	—	1,062
Net (loss)/income - diluted	(48,670)	11,418	(49,118)	21,659
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,292,213
Effect of dilutive shares – stock options	—	160,372	—	134,174
Effect of dilutive shares – convertible bonds	—	6,500,000	—	6,500,000
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	71,960,372	65,300,000	71,926,387
Basic earnings per common share, EUR	(0.74)	0.17	(0.75)	0.32
Diluted earnings per common share, EUR	(0.74)	0.16	(0.75)	0.30

On March 31, 2005 6,500,000 shares relating to convertible bonds outstanding were not considered, because the inclusion would be antidilutive.

7. Pension plan

The following table presents the components of net pension cost for the first six months ended March 31, 2005 and 2004:

PENSION COST, NET

For the 6 months ended March 31, 2005 and 2004

(EUR thousand)

	6 Months ended
	2005	2004
Service cost	2,471	2,636
Interest cost	4,280	4,181
Expected return on plan assets	(584)	(538)
Amortization of unrecognized actuarial gains or losses	170	133
Unrecognized prior service cost	26	28

Periodic pension cost, net	6,363	6,440

15
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

8. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 Months ended March 31, 2005
Orders received	79.8	90.5	81.3	40.3		291.9
Net sales	80.6	86.6	85.6	44.7		297.5
EBIT	(8.7)	(4.4)	3.9	(17.7)		(26.9)
Interest result, net						(1.7)
Loss before income taxes and minority interest						(28.6)
Provision for income taxes						(20.0)
Minority interest						(0.1)
Net loss						(48.7)
Depreciation, amortization and impairment	7.8	9.1	15.8	15.6	0.6	48.9
Capital expenditures	8.2	22.5	6.9	5.4	(0.1)	42.9

3 Months ended March 31, 2004
Orders received	98.4	97.4	130.7	58.8		385.3
Net sales	88.8	93.4	111.7	46.2		340.1
EBIT	(3.7)	3.7	14.9	(0.7)		14.2
Interest result, net						(1.9)
Income before income taxes and minority interest						12.3
Provision for income taxes						(1.4)
Minority interest						—
Net income						10.9
Depreciation and amortization	7.8	8.0	18.1	3.3	0.4	37.6
Capital expenditures	4.1	6.3	9.7	1.8	1.2	23.1

16
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
6 Months ended March 31, 2005
Orders received	164.3	177.7	154.6	82.0		578.6
Net sales	161.0	161.7	181.3	82.2		586.2
EBIT	(12.5)	(7.4)	14.3	(19.9)		(25.5)
Interest result, net						(3.6)
Loss before income taxes and minority interest						(29.1)
Provision for income taxes						(19.9)
Minority interest						(0.1)
Net loss						(49.1)
Depreciation, amortization and impairment	15.7	17.5	32.4	19.0	1.3	85.9
Capital expenditures	21.7	39.3	14.7	6.6	0.2	82.5

6 Months ended March 31, 2004
Orders received	191.1	204.6	248.7	108.6		753.0
Net sales	174.3	181.7	227.9	87.0		670.9
EBIT	(7.7)	6.5	30.9	(3.1)		26.6
Interest result, net						(3.6)
Income before income taxes and minority interest						23.0
Provision for income taxes						(2.3)
Minority interest						(0.1)
Net income						20.6
Depreciation and amortization	15.4	16.0	36.1	6.9	1.0	75.4
Capital expenditures	5.9	11.6	14.1	2.8	2.0	36.4

17
EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: May 4, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG